

March 17, 2011

Steven A. Davis
Chief Executive Officer
Bob Evans Farms, Inc.
3776 South High Street
Columbus, OH 43207

> **Re: Bob Evans Farms, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2010**
> **Filed June 29, 2010**
> **File No. 000-01667**

Dear Mr. Davis:

We have received your response to our prior comment letter to you dated
February 11, 2011 and have the following additional comments.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 26

Why does Bob Evans pay base salaries; Annual Cash Performance Bonuses, page 30

1. We note your response to our prior comment two and your statement that you will
    "continue to omit disclosure of those performance measures that would cause us
    competitive harm (consistent with our previous disclosures and communications
    with the staff)." Please confirm that your response is referring solely to your
    letter dated March 13, 2009 in response to comments on your Form 10-K for the
    fiscal year ended April 25, 2008. If so, to the extent there have been any changes
    to this analysis regarding the omission of additional performance measures that
    would cause you competitive harm, please provide us with your analysis for
    concluding that the disclosure of such performance measures is not required
    because it would result in competitive harm and such disclosure may be omitted
    pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

2. We also note in your response to our prior comment two that you reserve the right
    to omit disclosure for performance measures that are not material to the overall
    determination of a named executive officer's compensation. Please confirm that
    in future filings you will disclose all performance measures used to determine a
    named executive officer's compensation. Alternatively, if you wish to argue that
    it is appropriate to omit performance measures based on materiality, please
    provide your analysis at this time. The supplemental analysis should be based

upon the disclosure in your August 3, 2010 definitive proxy statement. In addition, supplementally advise us whether the company's targets for the 2011 fiscal year are expected to be materially different from those of the 2010 fiscal year.

Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3574 if you have any questions regarding these comments.

Sincerely,

Julie F. Rizzo
Attorney Advisor

cc: Mary L. Garceau
        Fax: (614) 409-2075